                                  EXHIBIT 99.1

                                  Press Release



1.  PROGRESS ON RESTRUCTURING AND 1988 YEAR END RESULTS

                 The Baan Company Completes Key Elements of Its
                 Restructuring and Reports Year-End 1998 Results

               Announces Five New Nominations to Supervisory Board



BARNEVELD, The Netherlands and RESTON, Va., March 2 -- Baan Company N.V. (ASE:
BAAN; Nasdaq: BAANF) today announced substantial progress on its restructuring program, financial results for the fourth quarter and year ended December 31, 1998, and new nominations to its Supervisory Board.

This past year was a challenging year for the enterprise resource planning (ERP) industry and Baan Company. The Company first saw the beginnings of a slowdown in growth attributable to Year 2000 (Y2K) issues, reduced capital spending, increased competition, and uncertain global economic conditions in the third quarter. It then began the process of restructuring the Company to respond to these industry changes. "We enter 1999 having completed the basic elements of our ambitious restructuring program in less than 100 days; having taken significant steps to solidify our cash position and improve the predictability of our business model; and announcing today five experienced and talented nominees to our Supervisory Board of Directors," said Tom Tinsley, Baan Company Chairman and CEO. "In short, we think we have put the pieces in place to stabilize the business and drive us forward into the Year 2000."

Significant Progress on Restructuring

"Given the uncertain outlook for enterprise application software over the next year, we felt it was important to take a conservative approach, focusing our resources on our customers and core application areas including manufacturing, financials, supply chain and front office. We restructured to maintain investment in research and development and customer service," said Mary Coleman, President of Baan Company. "We made a significant and aggressive push to complete the main elements of the restructuring in the fourth quarter so we could enter 1999 with the bulk of these changes behind us."

Key elements of the restructuring program now completed include:

     * A 20% reduction in the Company's cost of revenues and recurring operating expense levels compared to the third quarter 1998. Cost savings include a reduction in the worldwide headcount of approximately 1,000; closing or consolidating 50 offices; and completing the sale of 10 subsidiaries that primarily provided sales, service and support to non-core markets. Certain of the benefits of the restructuring program will not be realized until the second quarter 1999.

     * Completion of the acquisition of Baan Midmarket Solutions (BMS) from Vanenburg Ventures. Baan Company now has improved control and clarity in the important indirect distribution channel. Beginning in the first quarter 1999, this transaction effectively eliminates related party license revenue.

     * Baan Company exited the fourth quarter with $206 million in cash including $75 million raised through an equity investment by Fletcher International (with an option for up to an additional $150 million).




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



          The Company also significantly increased deferred revenues (revenue paid and received from contracts that have been signed, but which is deferred for recognition purposes to a future date under U.S. accounting rules) to $168 million, over five times the $33 million balance at the end of 1997.

     * Consolidation of subsidiary operations into functional organizations to eliminate duplication and provide more consistent focus, and customer service and support. Baan Company integrated the Aurum, CODA and Supply Chain organizations to unify the sales, marketing, development, service, support and G&A functions. The CAPS Logistics division is in the process of being consolidated fully into the Company.

"Employees worldwide demonstrated extraordinary commitment by teaming together to take the difficult and aggressive steps required to stabilize Baan's business. This sets the stage for restoring revenue growth and profitability. We are very proud of the caliber of our people and congratulate them on this accomplishment," said Coleman. "We believe we are ready to meet the short-term challenges without additional restructuring-related headcount reductions. And the current balance sheet puts us in a good position to participate in the long-term attractiveness of the enterprise applications market."

Fourth Quarter and Year-End 1998 Results

Reported net revenues for the fourth quarter 1998 were $131 million and the net loss was ($295) million or ($1.45) per diluted share. Non-recurring (or one-time) charges related to the restructuring or indirect channel inventory during the quarter account for ($255) million of the operating loss:

     * $140 million for loss on disposal of subsidiaries and other assets, asset write-downs, and restructuring and other charges;

     * $59 million for specific restructuring-related allowances and reserves; and

     * $56 million against revenue to clear the indirect channel of existing inventory (all but $5 million of which has already been collected by the Company). Excluding this adjustment, net revenue for the quarter would have been $187 million.

The net loss for the quarter was $45 million higher than the preliminary estimate reported on January 20, 1999. "Since our preliminary announcement, the consensus among industry and financial analysts, as well as other ERP vendors, is that prospects for the ERP market in 1999 has worsened," said Tinsley. "Consequently, management believes an even more cautious approach with respect to our balance sheet by including additional reserves and allowances is prudent." Net revenues for the year 1998 were $736 million. Net loss for the year was ($315) million or ($1.59) loss per diluted share. Non-recurring charges account for ($270) million of the operating loss for the year.

"Obviously 1998 was a difficult year for Baan Company," said Tinsley. "But I think a little perspective is in order. Excluding the non-recurring charges described above, the Company had a loss from operations of $62 million in 1998. Two-thirds of that amount is the Q1 revenue deferred principally in connection with changing our business practices to implement the new U.S. SOP 97-2 accounting rules. The remainder is principally the potential sales lost or delayed in the last weeks of Q3 as the industry slowdown first manifested itself. Since then, we have taken the steps necessary to stabilize the business and participate in what everyone believes will be a healthy sector once we turn the corner on the Year 2000."



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

Other Accomplishments During 1998

Other accomplishments by Baan Company during the year include:

     * Signed approximately 1,800 contracts with customers, 1,300 of which were with new customers.

     * Expanded the install base from 2,800 to 6,300 customers (including customers added as a result of acquisitions).

     * Announced and shipped the BaanSeries product family. This next-generation architecture represents more than $100 million in research and development investment.

     * Announced and shipped the new Web-base architecture and FrontOffice suite of products including the BaanSales and BaanConfiguration products.

     *    Announced and shipped the new Supply Chain planning products.

     *    Acquired CODA to enhance the product line in Corporate Financials.

     * Acquired CAPS Logistics to complement its suite of Supply Chain products.

     * Introduced the new BESA software-licensing model, an innovative approach to improve the predictability and manageability of enterprise software licensing.

Outlook

Consensus among industry analysts is that strong growth potential exists for the enterprise applications software industry in the Year 2000, but that 1999 will be a difficult year for the industry. Analysts expect a continued slowing of demand due in part to customer concerns over Year 2000 issues, increased competition, and uncertainty over global economic conditions that will likely continue throughout 1999. Recently a number of other enterprise application software vendors have warned of slowing market conditions. Baan Company expects that it will continue to be negatively impacted by these trends during 1999.

Supervisory Board Nominations

The company also announced that five accomplished executives have been nominated to join the Baan Company Supervisory Board as new members (known under Netherlands regulations as the Raad van Commissarissen, equivalent to the U.S. external Board of Directors). Shareholders will be asked to approve these nominations at an extraordinary general meeting, scheduled for March 18, 1999:

     * John W. Barter -- Former Executive Vice President and CFO, AlliedSignal, Inc. Barter brings tremendous financial expertise at leading technology companies.

     * Henk van den Breemen -- Former Chief of Defense Staff, Dutch Armed Forces (retired). General van den Breemen brings considerable expertise in management restructuring issues with large organizations and expertise in aerospace and defense.




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


     * Pierre Jean Everaert -- Former CEO of Koninklijke Ahold and former member of the board of management of Philips Electronics N.V. Everaert brings a rich knowledge of global marketing and sales strategy. Mr. Everaert is also likely to be nominated as Board Chairman.

     * Joop P.M. Janssen -- Chairman of the Board of Managing Directors of Heijmans, N.V., and a supervisory board member of Lathouwers Beheer B.V. Janssen brings special expertise in the midmarket and a strong financial background.

     * Koichi Nishimura -- Chairman of the Board, President and CEO of Solectron Corporation. Dr. Nishimura brings technology leadership experience centered on global manufacturing operations.


"With today's Supervisory Board announcement, the pieces for the new Baan Company continue to be put in place," said David Hodgson, current Chairman of the Baan Company Supervisory Board. "The caliber of people who have accepted these nominations is a strong statement about the vitality of the Company. Their vision and expertise undoubtedly will add critical value to the Company's operations, and the new Board is an excellent balance of European and North American executives."

Existing members of the Supervisory Board are William O. Grabe, David C. Hodgson, and J.C. (Hans) Wortmann.

Additional biographical information on the nominees is attached and is also available on the Baan Company web site at www.baan.com.

About Baan Company

Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading global provider of enterprise business software. Baan Company's comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation are in use at approximately 12,000 customer sites worldwide. Baan Company's products reduce complexity, improve core business processes, are faster to implement and use, are more flexible than our competitors' in adapting to business changes, and optimize the management of information throughout the entire value chain.

Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.




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


Biographical Information on the New Nominees and Existing Baan Supervisory Board Members

John W. Barter (age 52): Before his recent retirement from Allied Signal, Mr. Barter served as Executive Vice President of AlliedSignal, Inc. and President of AlliedSignal Automotive, and prior to that as Senior Vice President and CFO. Mr. Barter is a member of the board of directors of BMC Software, Inc., Louisiana-Pacific Corporation, Iomega Corporation and Kestrel Solutions, Inc. and is chairman of the Board of Trustees of the Spring Hill College. Among other expertise, Mr. Barter brings to Baan tremendous assets in regard to financial expertise at leading technology companies.

General Henk van den Breemen (age 57): Henk Van den Breemen is the decorated former Chief of Defense Staff of the Dutch Armed Forces. Mr. van den Breemen climbed the ranks from Lieutenant in the Marine Corps to his last position as Chief of the Defense Staff -- the first General of the Marine Corps to assume that role. In his career Mr. van den Breemen has represented the Netherlands in international panels like NATO, WEU and CSCE and was able to transform the Dutch Armed Forces into one of the most advanced and well-equipped Armed Forces in the world, while carrying out significant down-sizing operations and supporting peace operations at the same time. Mr. van den Breemen currently is employed by the Company as General Advisor to the Boards of Supervisory and Managing Directors. Among other expertise, Mr. van den Breemen brings to Baan considerable expertise in leadership management and restructuring issues with large organizations and expertise in aerospace and defense.

Pierre J. Everaert (age 59): Pierre Jean Everaert has 15 years of executive experience: at Goodyear; at General Biscuits S.A. (Paris, France), where he was Vice Chairman; Ahold USA Inc. as CEO; and Koninklijke Ahold N.V. (Zaandam, The Netherlands) as President and CEO. In 1992, Mr. Everaert joined the board of management of Philips Electronics N.V. in the Netherlands, and also served as Chairman of the Board of Philips North America Corporation. In 1996, he formed his own company, E C Consult B.V., which provides advice to companies on corporate governance, advanced marketing, and e-commerce. Mr. Everaert is also currently professor at the University of Gent, Belgium, is a director of Interbrew, Louvain, Belgium and a member of the board of several privately held companies. Among other expertise, Mr. Everaert brings to Baan a rich knowledge of global marketing and sales strategy.

William O. Grabe (age 61): William O. Grabe became a Supervisory Director of the Company in May 1995 and served as Chairman of the Board of Supervisory Directors until April 1996. Mr. Grabe has been a Managing Member of General Atlantic Partners LLP or a general partner of its predecessor partnership since April 1992. From 1984 until March 1992, Mr. Grabe was a Corporate Vice President at IBM. Mr. Grabe is also a director of Gartner Group, Inc., a provider of information technology research and analysis; LHS Group Inc., a billing and customer care software for wireless communication provider; Compuware Corporation, a software and services company; TDS GmbH, an IT consulting and services company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners LLP or one of its affiliates is an investor.

David C. Hodgson (age 42): David C. Hodgson became a Supervisory Director of the Company in May 1995 and was appointed Chairman of the Board of Supervisory Directors in May 1998. Mr. Hodgson has been a Managing Member of General Atlantic Partners LLP, or a general partner of its predecessor partnership since its formation in 1989. Mr. Hodgson also serves as a director of Exact Holdings B.V., a provider of financial accounting software applications; ProBusiness Services, Inc., a provider of payroll processing and employee administrative services for large employers; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners LLP or one of its affiliates is an investor.




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


Joop P.M. Janssen (age 56): Joop Janssen's experience includes career stints at KPMG Accountants, Lathouwers Beheer B.V., and ING Bank. He currently serves as chairman of the Board of Directors of the AEX stock listed construction company, Heijmans N.V., where he is responsible for strategic planning, finance & control and heads several divisions of Heijmans. Mr. Janssen is supervisory board member of Lathouwers Beheer B.V. and several other privately held companies in the Netherlands. He also serves as a member of the Amsterdam Exchanges' (AEX) advisory body. Among other expertise, Mr. Janssen brings to Baan expertise in the midmarket project industry and a strong financial background.

Koichi Nishimura (age 59): After an extensive career at IBM Corporation, Dr. Koichi Nishimura currently directs Solectron Corporation's worldwide operations as its Chairman of the Board, President, and CEO. He has led the company to twice win the prestigious Malcolm Baldrige National Quality Award. Dr. Nishimura is past chairman of the board of the Silicon Valley Manufacturing Group and continues to serve on the boards of Merix Corporation and the Sante Fe Institute. Dr. Nishimura is a senior member of the Institute of Electrical and Electronics Engineers and the Society of Manufacturing Engineers. Among other expertise, Dr. Nishimura brings to Baan executive technology leadership experience centered around global operations.

J.C. (Hans) Wortmann (age 48): Hans Wortmann became a Supervisory Director of the Company in May 1995. Since 1989, Mr. Wortmann is a Professor at the School of Technology Management of the Technical University of Eindhoven in The Netherlands. He also provides consulting services to Baan Development B.V. in the area of overall product architecture.





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

                                BAAN COMPANY N.V.
                           CONSOLIDATED BALANCE SHEETS
                                ($ IN THOUSANDS)



ASSETS                                               December 31, 1998          December 31, 1997
                                                     -----------------          -----------------
CURRENT ASSETS
Cash and cash equivalents                                 $ 205,751                $ 111,417
Short-term marketable securities                              1,080                  104,847
Trade accounts receivable, net                              252,129                  226,798
Income taxes receivable                                      45,045                        0
Due from related parties                                          0                   42,765
Other current assets                                         67,032                   47,680
         TOTAL CURRENT ASSETS                               571,037                  533,507

Property and equipment, at cost                             129,267                   91,143
Less accumulated depreciation                               (66,569)                 (39,137)
Net property and equipment                                   62,698                   52,006

Software development costs, net                              78,319                   49,424
Intangible assets, net                                       52,644                   41,085
Other non current assets                                     52,156                   35,599
Deferred tax asset                                                0                   10,788

         TOTAL ASSETS                                     $ 816,854                $ 722,409

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings from banks                          $     523                $   1,730
Accounts payable                                             74,508                   59,729
Due to related parties                                        8,703                        0
Income taxes payable                                         43,441                   52,468
Accrued and other current liabilities                       170,058                   80,267
Deferred revenue                                            149,933                   29,872
         TOTAL CURRENT LIABILITIES                          447,166                  224,066

Long-term debt                                              191,013                  200,718
Other long-term liabilities                                   4,084                    4,305
Long-term deferred revenue                                   17,831                    2,855

SHAREHOLDERS' EQUITY
Common stock and additional paid-in-capital                 393,599                  180,933
(Accumulated deficit) retained earnings                    (235,261)                 116,224
Accumulated translation adjustment                           (1,578)                  (6,692)
         TOTAL SHAREHOLDERS' EQUITY                         156,760                  290,465

TOTAL LIABILITIES AND                                     $ 816,854                $ 722,409
SHAREHOLDERS' EQUITY






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


                                  BAAN COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                      Three Months Ended                   Year Ended
                                                          December 31,                      December 31,
                                                     1998            1997              1998            1997
                                                  ---------        ---------        ---------        ---------
Net revenues:

License revenue                                   $  48,942        $ 101,549        $ 285,778        $ 367,101
License revenue from related
parties                                             (23,334)          39,654           50,600           66,325

Total license revenue                                25,608          141,203          336,378          433,426

Maintenance and service revenue                     105,523           74,399          399,271          246,170

         Total net revenues                         131,131          215,602          735,649          679,596

Cost of revenues:

Cost of license revenue                               9,781           11,483           30,741           31,212

Cost of maintenance and service revenue              82,523           58,190          302,063          189,871

         Total cost of revenues                      92,304           69,673          332,804          221,083


Gross profit                                         38,827          145,929          402,845          458,513

Operating and
non-recurring expenses:

Sales and marketing                                  89,796           58,369          273,638          184,703

Research and development                             38,894           25,092          151,369           90,849

General and administrative                           75,266           17,141          155,007           60,074

Asset write-downs                                    27,299            2,050           37,005            3,393

Loss on disposals of assets                          58,030                0           58,030                0

Restructuring and other charges                      55,172              400           59,866            8,675
         Total operating and
         non-recurring expenses                     344,457          103,052          734,915          347,694


Income (loss) from operations                      (305,630)          42,877         (332,070)         110,819

Net  interest  income (expense), net                 (3,188)             (16)          (3,122)           2,691


Income (loss) before income taxes                  (308,818)          42,861         (335,192)         113,510
Provision (benefit) for
income taxes                                        (14,099)          13,716          (20,000)          36,354


Net income (loss)                                 $(294,719)       $  29,145        $(315,192)       $  77,156

Net income (loss) per share:

         Basic                                    $   (1.45)       $    0.15        $   (1.59)       $    0.40

         Diluted                                  $   (1.45)       $    0.14        $   (1.59)       $    0.37

Shares used in computing per share amounts:

         Basic                                      203,135          192,454          198,519          190,842

         Diluted                                    203,135          208,890          198,519          206,071





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